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                                                                   Exhibit 99.2


                WYNDHAM INTERNATIONAL OPERATING PARTNERSHIP, L.P.
                  PATRIOT AMERICAN HOSPITALITY PARTNERSHIP, L.P.
                         1950 STEMMONS FREEWAY, SUITE 6001
                                DALLAS, TEXAS 75207


                                                              , 1999

Dear Limited Partner:

     WYNDHAM INTERNATIONAL, INC. IS OFFERING YOU THE OPPORTUNITY TO EXCHANGE YOUR UNITS OF LIMITED PARTNERSHIP INTEREST FOR REGISTERED SHARES OF COMMON STOCK OF WYNDHAM. THE BOARDS OF DIRECTORS OF WYNDHAM AND PATRIOT BELIEVE
THAT THE EXCHANGE OFFER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE LIMITED PARTNERS OF THE WYNDHAM PARTNERSHIP AND THE PATRIOT PARTNERSHIP. WE RECOMMEND THAT YOU EXCHANGE YOUR LIMITED PARTNERSHIP INTERESTS IN THE EXCHANGE OFFER.

     The exchange offer is being made in connection with a proposed $1 billion equity investment in Wyndham. In connection with the investment, the companies plan to restructure their existing corporate structure by merging a wholly-owned subsidiary of Wyndham with Patriot and terminating Patriot's status as a real estate investment trust.

     We are also seeking your consent to amend and restate the limited partnership agreements of the Wyndham partnership and the Patriot partnership to, among other things, (1) eliminate provisions related to Patriot's status as a real estate investment trust, (2) relax the restrictions on transfers and redemptions of units and (3) put in place provisions that will treat limited partners of the limited partnerships on the same basis as stockholders of Wyndham. We recommend that you consent to the proposed amendments to the limited partnership agreements.

     If the requisite number of units of limited partnership interest are not exchanged in the exchange offer, the investors will not be required to close the proposed $1 billion equity investment in Wyndham. In addition, holders who do not exchange their units for registered shares will continue to be subject to the limitations imposed by the limited partnership agreements and could also be subject to additional restrictions as a result of the amendments to the limited partnership agreements.

     The accompanying Offer to Exchange provides detailed information regarding the exchange offer, the proposed $1 billion investment and the related restructuring of the companies. The accompanying consent solicitation provides additional information regarding the proposed amendments to the limited partnership agreements. We urge you to read these documents carefully.

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     Please complete the enclosed letter of transmittal and consent form as soon as possible. If you have any questions or need assistance, please call us at 214-863-1000.

                                       Sincerely,




                                       James D. Carreker
                                       CHIEF EXECUTIVE OFFICER
                                       WYNDHAM INTERNATIONAL, INC.
                                       PATRIOT AMERICAN HOSPITALITY, INC.